

June 21, 2011

Via email
Paul J. Mulano
Chief Financial Officer
Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

    Re: **Pulaski Financial Corp.**
              Form 10-K for Fiscal Year Ended September 30, 2010
              Filed December 17, 2010
              File No. 000-24571

              Form 10-Q for Fiscal Quarter Ended March 31, 2011
              Filed May 12, 2011

Dear Mr. Mulano:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2011
Interim Financial Statements
8. Loans Receivable, page 13

1. Please refer to our previous comment 4 in our letter dated March 21, 2011. Please revise future filings to provide additional information regarding your charge-off policies and how you determine when the uncollectibility of a loan balance is confirmed. For example:

- Disclose whether you charge-off loans after a certain number of days of delinquency;

- Disclose if you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

- Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general allowance;

- Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs, and quantify the amount of the partial charge-offs recorded for each period; and,

- Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends.

2. Please refer to our previous comment 4 in our letter dated March 21, 2011. We note your revised proposed disclosure. In terms of returning a loan to accrual status, please revise future filings to disclose the factors you consider when determining that there is no longer any reasonable doubt as to the timely collectability of interest or principle. Disclose whether you require a sustained period of repayment prior to returning loans to accrual status and if so, disclose what that period is.

3. Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

4. Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance.

5. Please revise future filings to explicitly disclose the date or range of dates for which your loan risk ratings were updated. Refer to ASC 310-10-50-29(c).

10. Fair Value Measurements, page 20

6. Please refer to our previous comments 5 through 7 in our letter dated March 21, 2011. In your response you indicate that you do not obtain updated appraisals unless an inspection indicates or management believes there has been a significant change in the fair value of the collateral. We also note that you review appraisals on other real estate owned periodically and make adjustments based on broker's opinions of value or real estate listing prices. Please revise your disclosure in future filings to address the following information:

- Describe how often you do inspections on loans secured by residential real estate, and describe your process for determining which properties should be inspected.

- Describe the information management considers when determining whether there has been a significant change in fair value for your commercial real estate secured loans that merits obtaining an independent appraisal. Describe what you consider to be significant.

- Considering the significance of your write downs on other real estate owned to net income in recent periods, please revise your disclosures to describe how often you monitor real estate listing prices and obtain broker quotes. Disclose whether you perform this analysis on every property or only on select properties. If the latter, disclose how you identify the properties on which you will perform this analysis.

- Disclose the average percentage of loan balance charged-off when initially recording real estate acquired in settlement of loans for each period presented. If the charge-off is material, please revise to discuss the reasons why.

- Disclose and tell us in detail how you determined that your policy for obtaining appraisals materially captures declines in the fair value of collateral and real estate owned in the appropriate period.

Management's Discussion and Analysis
Retail Mortgage Lending, page 28

7. In your response to comment 1 of our letter dated March 21, 2011 as well as your disclosure on page 29 you indicate you cannot estimate "with confidence" the range of possible losses in excess of the estimated liability accrued for representation and warranty issues associated with the sale of mortgage loans. Your statement of not being able to estimate the range of possible "with confidence" implies that you are using an additional threshold beyond that contemplated in the guidance of ASC 450-20-50. Further, we note your disclosures on page 28 are located outside your financial statement footnotes. Please revise your future filings to clearly disclose (without such qualification) in your footnotes either an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Non-Performing Assets and Allowance For Loan Losses, page 38

8. Please refer to our previous comment 8 in our letter dated March 21, 2010. We note your response and proposed revised disclosures. Considering the significance of the balance of your impaired loans with no related valuation allowance as compared to your total impaired loans, please clarify whether the unpaid principle balance of your impaired loans includes consideration of the total amount of charge-offs recorded on the loans at

the end of the reporting period. If not, for the purposes of clarity and to help a reader understand the amount of potential remaining credit loss related to the loans with no valuation allowance, please revise future filings to provide disclosure of the contractual balance of these loans and the total amount of charge-offs recorded for each loan category.   A tabular presentation may be helpful.

9. Please refer to our previous comment 8 in our letter dated March 21, 2010. Please revise future filings to disclose why the recorded balance of impaired loans exceeds the unpaid principle balance for certain of your loan classes. Clarify whether you are continuing to accrue interest on these loans and, if so, disclose how you determined that these amounts would be collectible given the impaired status of the loans.

You may contact Rebekah Blakeley Lindsey at (202) 551-3303 or me at (202) 551-3494 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief